Filed by Chardan South China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan South China Acquisition Corporation
Commission File No.: 000-51432

Chardan South China Acquisition Corporation

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard D. Propper, Mark Brewer Chardan South China Acquisition Corp. (619) 795-4627		The Equity Group Inc. Adam Prior (212) 836-9606 aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN SOUTH CHINA ACQUISITION CORP. ANNOUNCES
UNAUDITED FINANCIAL RESULTS OF ACQUISITION CANDIDATE FOR
THE THREE MONTHS ENDED JUNE 30, 2007

Q2 Revenue Increases 73.1% to $54.11 Million from $31.26 Million
Q2 Net Income Increases 156.6% to $6.07 Million from $2.37 Million
Backlog Increases to $469.5 Million at 6/30/2007

SAN DIEGO, CA & SHENYANG, CHINA - September 5, 2007 - Chardan South China Acquisition Corp. (OTCBB: CSCA, CSCAU, CSCAW) ("Chardan South"), a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC, announced today the unaudited financial results for the three and six months ended June 30, 2007 for its acquisition candidate, Head Dragon Holdings Limited (see attached tables). As previously noted, on April 19, 2007, Chardan South announced that it signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the common stock of Head Dragon, the owner of Liaoning GaoKe Energy Group ("GaoKe"). GaoKe, founded in 2003, is the largest private Chinese engineering company providing design, construction, installation and operating expertise for distributed power generation and micro power networks in China.

For the three months ended June 30, 2007 Head Dragon had revenue of $54.11 million, an increase of 73.1% from $31.26 million for the three months ended June 30, 2006. Net income for the three months ended June 30, 2007 was $6.07 million, an increase of 156.6% from $2.37 million for the same period the prior year. Net income for the six months ended June 30, 2007 totaled $7.67 million, up from $2.41 million for the six months ended June 30, 2006, an increase of 218%.

Head Dragon's backlog, which is the total value of all open contracts less the revenue recognized from those contracts, also grew dramatically during the second quarter of 2007. The contract backlog as of June 30, 2007 was $469.5 million, an increase of 45.6% from a backlog of $322.5 million as of March 31, 2007. Since contracts historically have been completed over twelve to eighteen months, a substantial portion of this revenue should be realized during the current year, with the remainder expected to be recognized in fiscal 2008.

Mr. Jinxing Lu, GaoKe's Chairman and CEO commented, "During the second quarter of 2007 we experienced a surge in revenue and earnings. Based on the continued growth in contract backlog, we expect our revenue and earnings growth to continue. We are on track to exceed the defined incentive share earnings target for 2007 and look forward to closing the merger with Chardan South to become a U.S. publicly listed company.”

About the Company

Chardan South China Acquisition Corp.	Page 2
September 5, 2007

Chardan South is a blank check company whose IPO went effective in August 2005. On April 19, 2007, Chardan South announced that it had signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the common stock of Head Dragon, the 100% owner of GaoKe. Founded in 2003, GaoKe is the largest private Chinese engineering company providing design, construction, installation and operating expertise for distributed power generation and micro power networks in China. Additional information regarding Chardan South, Head Dragon Holdings, and GaoKe is available in the Form S-4/A that China Energy Technology Limited ("China Energy"), the BVI subsidiary of Chardan South, filed with the Securities and Exchange Commission. A copy of the filing in its entirety is available at www.sec.gov.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan South, GaoKe and their combined business and revenue expectations after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan South's and GaoKe's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which GaoKe is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan South's BVI subsidiary, China Energy Technology's filings with the Securities and Exchange Commission, and the registration statement on Form S-4 (Reg. No. 333-142894). The information set forth herein should be read in light of such risks. Neither Chardan South nor GaoKe assumes any obligation to update the information noted within in this press release.

A registration statement relating to the securities offered in connection with the combination between Chardan South and Head Dragon Holdings has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In connection with the pending transaction, Chardan South’s subsidiary, China Energy Technology Limited (“China Energy Technology”) has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan South. The stockholders of Chardan South are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about Head Dragon Holdings, China Energy Technology, Chardan South and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan South after the Registration Statement is declared effective by the SEC. Chardan South stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from Chardan South by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

Chardan South China Acquisition Corp.	Page 3
September 5, 2007

China Energy Technology, Chardan South and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan South stockholders in respect of the proposed transaction. Information regarding Chardan South’s participants will be available in the Proxy Statement / Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.
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Chardan South China Acquisition Corp.	Page 4
September 5, 2007

Head Dragon Holdings Limited and Subsidiaries

Unaudited Interim Consolidated Statements of Operations For the three and six month periods ended June 30, 2007 and 2006 (in United States dollars)
	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$54,114,390	$31,257,191	$71,596,664	$34,851,316
Cost of sales and business taxes	46,271,781	27,386,617	61,324,227	30,610,155
Gross profit	7,842,609	3,870,574	10,272,437	4,241,161
Expenses
General and administrative expenses	942,815	334,920	1,468,578	686,087
	942,815	334,920	1,468,578	686,087
Income from operations	6,899,794	3,535,654	8,803,859	3,555,074
Other income (expense)
Finance costs	(962,294)	2,355	(1,096,617)	(3,098)
Interest income	83,995	-	108,426	-
Other income (expense)	-	(42)	(225,346)	721
Income before provision for income
taxes and minority interest	6,021,495	3,537,967	7,590,322	3,552,697
Provision for income taxes	-	1,157,585	-	1,157,585
Income before minority interest	6,021,495	2,380,382	7,590,322	2,395,112
Minority interest in subsidiary loss (income)	47,586	(14,765)	78,603	16,468
Net income	$6,069,081	$2,365,617	$7,668,925	$2,411,580